SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)

NATIONAL INTERSTATE CORPORATION

(Name of Subject Company)

NATIONAL INTERSTATE CORPORATION

(Name of Person(s) Filing Statement)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

63654U100

(CUSIP Number of Class of Securities)

Arthur J. Gonzales

Vice President, General Counsel and Secretary

3250 Interstate Drive

Richfield, Ohio 44286-9000

(303) 659-8900

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

With a copy to:

Anthony E. Kuhel, Jr.

Thomas A. Aldrich

Thompson Hine LLP

3900 Key Center

127 Public Square

Cleveland, Ohio 44114-1291

(216) 566-5500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 7 (this “Amendment No. 7”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on March 3, 2014 by National Interstate Corporation, an Ohio corporation (as amended or supplemented from time to time, including as amended by this Amendment No. 7, the “Statement”).

Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 7. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Statement.

Item2.	Identity and Background of Filing Person

(a) The “and” immediately following “March 12, 2014” in the fourth sentence of the section entitled “Item 2—Identity and Background of Filing Person—(b) Tender Offer” is deleted and replaced with “,”. “and (xii) Schedule TO-A dated March 17, 2014” is added immediately following “March 12, 2014” in the fourth sentence of the section entitled “Item 2—Identity and Background of Filing Person—(b) Tender Offer.”

Item 4.	The Solicitation or Recommendation

The following is added at the end of the section entitled “Item 4—The Solicitation or Recommendation—Background of the Offer”:

At a hearing held by the United States District Court for the Northern District of Ohio on March 14, 2014, the Court stated that it would grant a motion for preliminary injunction enjoining the consummation of the offer. In light of the Court’s stated intention, in a press release issued on March 16, 2014, AFG announced that the Purchaser is terminating the offer.

Item 6.	Interest in Securities of the Subject Company

The following is added to the table in the section entitled “Item 6—Interest in Securities of the Subject Company”:

Reporting Person	Transaction Date	Shares		Price per Share
Julie McGraw	2/27/14	1,740	(7)	$0.00
Gary Monda	2/27/14	1,740	(7)	$0.00
Arthur Gonzales	2/27/14	1,740	(7)	$0.00
Terry Phillips	2/27/14	1,740	(7)	$0.00
Anthony Mercurio	2/27/14	2,609	(7)	$0.00
Joel Schiavone(1)	3/13/14	3,600	(6)	$30.02	(2)

(1)	Transaction was conducted through DMB Family Limited Partnership. Mr. Joel Schiavone is the General Partner of DMB Family Limited Partnership.
(2)	The price reported is a weighted average price.
(6)	The shares were sold in an open market sale.
(7)	The transaction was a grant, award or other acquisition pursuant to Rule 16b-3(d). The transaction related to restricted stock awards. The effect of these awards is reflected in the disclosure in the section entitled “Item 8—Additional Information—Potential Payments to Named Executive Officers in Connection with the Tender Offer.”

Item 9.	Exhibits

Item 9 is hereby amended and supplemented by adding the following thereto:

Exhibit No.	Description

(a)(59)	Schedule TO-T/A, dated March 17, 2014 (incorporated by reference to Schedule TO-T/A filed by Great American Insurance Company, a wholly-owned subsidiary of American Financial Group, Inc., on March 17, 2014)

(a)(60)	Press Release, issued by American Financial Group, Inc., dated March 16, 2014 (incorporated by reference to Exhibit (a)(5)(v) of Schedule TO-T/A filed by Great American Insurance Company, a wholly-owned subsidiary of American Financial Group, Inc., on March 17, 2014)

(a)(61)	Schedule 13E-3/A, dated March 17, 2014 (incorporated by reference to Schedule 13E-3/A filed by Great American Insurance Company, a wholly-owned subsidiary of American Financial Group, Inc., on March 17, 2014)

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

NATIONAL INTERSTATE CORPORATION

By:	/S/ ARTHUR J. GONZALES
Name:	Arthur J. Gonzales
Title:	Vice President, General Counsel and Secretary

Dated: March 17, 2014